Mail Stop 4561

November 12, 2008

By U.S. Mail and Facsimile to: (210) 226-8395

Dennis E. Nixon
President
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, Texas 78042-1359

>   **Re: International Bancshares Corporation**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 12, 2008**
>   **File No. 000-09439**

Dear Mr. Nixon:

We have reviewed your response filed with the Commission November 12, 2008 and have the following additional comment. Where indicated, we think you should revise your document in response to this comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

1.   We note your response to our prior comment 6 and we reissue that comment. Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

Closing Comments

 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Cary Plotkin Kavy, Esq.
        Cox Smith Matthews Incorporated
        112 E. Pecan Street, Suite 1800
        San Antonio, Texas 78205